UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

The Management Network Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

561693201

(CUSIP Number)

October 30, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 561693201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH ADVISORS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 229,159

	6.	Shared Voting Power 412,873

	7.	Sole Dispositive Power 229,159

	8.	Shared Dispositive Power 412,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.87%

12.	Type of Reporting Person (See Instructions) IA

  Page 2 of 8 pages

CUSIP No. 561693201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH SECURITIES CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,700

	6.	Shared Voting Power 412,873

	7.	Sole Dispositive Power 10,700

	8.	Shared Dispositive Power 412,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.87%

12.	Type of Reporting Person (See Instructions) BD

 Page 3 of 8 pages

CUSIP No. 561693201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Datatex Investment Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 173,014

	6.	Shared Voting Power 412,873

	7.	Sole Dispositive Power 173,014

	8.	Shared Dispositive Power 412,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.87%

12.	Type of Reporting Person (See Instructions) IA

Page 4of 8 pages

Item 1.
	(a)	Name of Issuer: The Management Network Group, Inc. (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices: 7300 College Boulevard, Suite 302, Overland Park, KS 66210

Item 2.
	(a)	Name of Person Filing: This Statement on Schedule 13G (this "Statement") is filed by Huntleigh Advisors, Inc., and Huntleigh Securities Corp, which are affiliated companies under common control.
	(b)	Address of Principal Business Office or, if none, Residence: 7800 Forsyth Blvd, 5th Floor, St. Louis, MO 63105
(c)

Citizenship:
Huntleigh Advisors, Inc. is a Missouri corporation and an SEC registered investment adviser. Huntleigh Securities Corp. is a Missouri corporation and an FINRA member broker/dealer. Datatex Investment Management , Inc. is a Missouri corporation and an SEC registered investment adviser

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 561693201

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Huntleigh Advisors, Inc.   Huntleigh Advisors, Inc. is the record and beneficial owner of 229,159 shares of Common Stock and shares voting and dispositive power over 412,873 with Huntleigh Securities Corp., and Datatex Investment Services, Inc.

Huntleigh Securities Corp. Huntleigh Securities Corp., as an affiliated company under common control, may be deemed to beneficially own the 402,173 shares held of record by Huntleigh Advisors, Inc. and Datatex Investment Services, Inc., and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc. and Datatex Investment Services, Inc., and has voting and dispositive power over 10,700 shares at Huntleigh Securities Corp.

Datatex Investment Services, Inc. Datatex Investment Services, Inc., is the record and beneficial owner of 173,014 shares of Common Stock and shares voting and dispositive power over 412,873 with Huntleigh Securities Corp., and Huntleigh Advisors, Inc.

 Page 5of 8 pages

(b) Percent of class: Huntleigh Advisors, Inc. 5.87% Huntleigh Securities Inc. 5.87% Datatex Investment Services, Inc. 5.87%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Huntleigh Advisors, Inc. 229,159 shares Huntleigh Securities Corp. 10,700 shares Datatex Investment Services, Inc. 173,014 shares
(ii) Shared power to vote or to direct the vote: Huntleigh Advisors, Inc. 412,873 shares Huntleigh Securities Corp. 412,873 shares Datatex Investment Services, Inc. 412,873 shares
(iii) Sole power to dispose or to direct the disposition of: Huntleigh Advisors, Inc. 229,159 shares Huntleigh Securities Inc. 10,700 shares Datatex Investment Services, Inc. 173,014 shares
(iv)

Shared power to dispose or to direct the disposition of:

Shared power to vote or to direct the vote:

Huntleigh Advisors, Inc.                                                                                      412,873 shares

Huntleigh Securities Inc.                                                                                      412,873 shares

Datatex Investment Services, Inc.                                                                       412,873 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable. Page 6 of 8 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Huntleigh Advisors, Inc., and Huntleigh Securities Corp., and Datatex Investment Services, Inc. are under common control and may be deemed a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2010

By:	Huntleigh Advisors, Inc.

/s/ Robert Chambers
Robert Chambers, President
By:	Huntleigh Securities Corp.

/s/ Robert Chambers
Robert Chambers, President

Datatex Investment Services, Inc.

/s/ Robert Chambers
Robert Chambers, President

Page 7 of 8 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, of The Management Network Group, Inc. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 11, 2010	Huntleigh Advisors, Inc.

	By:	/s/ Robert Chambers
Robert Chambers, President

Huntleigh Securities Corp.

	By:	/s/ Robert Chambers
Robert Chambers, President

Datatex Investment Services, Inc.

	By:	/s/ Robert Chambers, President
Datatex Investment Services, Inc.

 Page 8 of 8 pages